

Community. Driven. Banking.

2011 Summary Annual Report

HF FINANCIAL CORP.



The mission of Home Federal Bank is to help make our customers' financial dreams come true. From personal banking, wealth management, home loans, and business and ag banking, the trusted advisors at Home Federal help bring focused and prudent financial solutions to customers. It's something our employees know, feel and deliver every day: community-driven banking.

$1.2 Billion in Assets

Headquartered in Sioux Falls, S.D., HF Financial Corp. (HFFC), a unitary thrift holding company, was formed in November 1991 for the purpose of owning all of the outstanding stock of Home Federal Bank, its principal banking subsidiary. Home Federal Bank provides full-service consumer banking, business banking and wealth management, including an array of financial products and services, to meet the needs of its marketplace. Home Federal Bank has 34 branch offices in 20 communities throughout eastern South Dakota and Minnesota.

In fiscal 2011, HF Financial Corp. reported its 19th consecutive year of positive earnings: $679,000, or $0.10 per diluted share in fiscal 2011, on 7.0 million shares outstanding. HFFC reported deposit growth, strong capital, and uninterrupted dividends.

Financial highlights for the year included:

- Net interest margin of 3.31 percent versus 3.34 percent in 2010 (expressed on fully taxable equivalent basis)
- 1.8 percent increase in net interest income over the prior year
- 3.8 percent increase in adjusted revenue (see page 26, "Adjusted Revenue," for the reconciliation to GAAP)
- 7.6 percent increase in non-certificate deposits over the past year
- Risk-based capital increased to 13.28 percent at June 30, 2011, from 11.68 percent at June 30, 2010


Asset Growth (in millions)
$1,500
$1,200
$900
$600
$300
$0
$1,002
$1,104
$1,177
$1,253
$1,191
2007
2008
2009
2010
2011


Deposit Growth (in millions)
$1,000
$800
$600
$400
$200
$0
$816
$784
$838
$914
$893
2007
2008
2009
2010
2011

Abbreviated Financial Highlights:

(in thousands)

	2011	2010	2009	2008	2007
Interest and Dividend Income	**$54,411**	$57,354	$60,688	$63,174	$61,874
Interest Expense	**17,077**	20,681	25,359	33,298	36,240
Net Interest Income	**37,334**	36,673	35,329	29,876	25,634
Net Interest Income after Provision for Loan and Lease Losses	**28,718**	33,723	33,650	27,882	24,436
Noninterest Income	**8,874**	11,014	12,602	11,333	13,196
Noninterest Expense	**37,144**	36,036	34,566	30,606	29,605
Income Before Taxes	**448**	8,701	11,686	8,609	8,027
Net Income	**679**	5,745	7,816	5,843	5,383
Earnings Per Common Share (diluted)	**$0.10**	$1.00	$1.61	$1.45	$1.33

To Our Shareholders

September 7, 2011

As we introduced last year, community-driven banking is critical to our growth and success at HF Financial Corp. Because of its importance, this core philosophy remains the centerpiece of our fiscal 2011 summary annual report. As you'll see, community-driven banking is more than just a phrase. Instead, it guides every customer interaction, inspires our staff and fuels our expansion.

The strength of the national and global economies notably affected the performance of the company and the financial services industry as a whole. With little improvement in economic conditions from fiscal 2010, the challenging operating environment persisted into fiscal 2011. While it was a profitable year, we were not immune from occasional setbacks in our markets.

Many agricultural sectors are thriving; however, dairy operations have faced pressure from increased feed prices and other industry forces. As a result, we reclassified some agricultural loans in the dairy sector from performing to nonperforming status. Fortunately, because our commercial and ag portfolio is well diversified, it has only affected a small percentage of our overall portfolio.

Although we experienced turbulence in the past year, community-focused banking is central to our long-term prospects. Our region remains remarkably even-keeled during the global economic uncertainty. It reflects the stability of our area, the diversity of our economy and the values of our people.

We ended our fiscal year with momentum on a number of fronts. Capital ratios expanded considerably in fiscal 2011 through the addition of lower risk assets, the sale of higher risk securities, controlled growth, and the increase of retained earnings. We expanded into the greater Minneapolis-St. Paul (Twin Cities) market to attract new customers, to expand opportunities for our employees and to build long-term value for our shareholders. With that as the prelude to a new fiscal year, we remain positive on our outlook that earnings are positioned to return to more predictable levels in the year ahead.*

Among the financial highlights of FY 2011:

- 19th consecutive year of positive earnings: $679,000, or $0.10 per diluted share. 19 years of consistent cash dividends: $0.45 per share, yielding 5.25 percent at current market price on September 7, 2011.
- Capital levels well exceeded the regulatory required ratio levels for total risk-based capital, Tier 1 capital to risk-weighted assets, and Tier 1 capital to adjusted assets for a "well-capitalized" institution with ratios of 13.28%, 12.43% and 9.44%, compared to 10.00%, 6.00% and 5.00%, required respectively.
- The net interest margin expressed on a fully taxable equivalent basis ("NIM, TE") maintained its stability. For the fiscal year ended June 30, 2011, the NIM, TE was 3.31%. (NIM, TE is a non-GAAP financial measurement.)
- Deposits, excluding time certificates of deposit, increased 7.6% over the past year to $527.8 million from $490.3 million.

As we look to the next year and beyond, we are well-positioned to grow and thrive.

Our community banking philosophy resonates everywhere, from small towns to metropolitan areas. Home Federal Bank, our subsidiary, has 34 branch offices in 20 communities. We're located in stable, regional hub cities where people work, shop and play. We're in nearby towns that revolve around small businesses and solid, close-knit communities. We're anchored by Sioux Falls, a rapidly-growing metropolitan area located at the junction of two interstate highways. The South

continued on page 5

Curtis L. Hage
Chairman, President &
Chief Executive Officer,
HF Financial Corp.

19 Years of Consistent Cash Dividends


$.50
$.40
$.30
$.20
$.10
$0
$.11
$.14
$.16
$.18
$.20
$.23
$.31
$.33
$.35
$.36
$.38
$.39
$.40
$.41
$.42
$.43
$.45
$.45
$.45
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

* Note Forward Looking Statements on page 25.

Dakota economy remains one of the healthiest in the nation with its July preliminary seasonally adjusted unemployment rate at just 4.7%, the third-lowest in the country.

Our new branch in Twin Cities suburb Bloomington, Minn., operating as Infinia Bank, a division of Home Federal Bank of South Dakota, offers a full suite of business banking, private banking and investment solutions. Staffed by experts with decades of banking experience, Infinia serves commercial, industrial, manufacturing and professional services segments.

Across these diverse markets, our community banking approach thrives. Our customers have similar priorities, needs and concerns – whether they are in a Twin Cities suburb, a major South Dakota market, or a rural setting. They're drawn to our emphasis on relationships, local decision-making and our common-sense approach to banking.

Community-driven banking is an attitude, not a place or product. Our industry is increasingly driven by technology advances, data analysis, product bundling, streamlined processes and the ongoing quest for greater efficiency. We continue to make strides in each of these areas.

At the same time, those key benchmarks and indicators don't improve without community-driven banking. As we fulfill our commitment to customers, our organization's success follows. It's about being helpful, proactive and sensitive to customer needs. It's about hiring and retaining people who share our philosophy. It's about balancing a consistent Home Federal experience with the unique needs of each community. It's about respect, honesty and fairness. And it's about a "can do" attitude we bring forth to our customers and communities. In today's economic times, these values are even more relevant.

Every day, we strive to become trusted advisors, innovators and providers to our customers. In an environment where consumers are increasingly skeptical of banks, our organization focuses on building customer trust. We emphasize the fundamentals that are central to building loyalty: Know customers. Listen. Offer products based on needs. Provide convenient services, hours and locations. Follow through.



7.4%
13.2%
35.2%
14.2%
30.0%

2011 Total Loans and Leases

Commercial Real Estate	35.2%
Agriculture	30.0%
Consumer	14.2%
Commercial	13.2%
Residential	7.4%



$15.7
$132.4
$349.6
$113.4
$197.6

Bank-Like Deposit Franchise (in millions)

Noninterest bearing checking	$132.4
Interest bearing checking	$113.4
Money market accounts	$197.6
Savings accounts	$84.4
In-market CD's	$349.6
Out-of-market CD's	$15.7



Stockholders' Equity
(in millions)
$100
$80
$60
$40
$20
$0
$62.3
$64.2
$68.7
$94.4
$94.4
2007
2008
2009
2010
2011


1.3%
1.6%
3.3%
6.9%
5.0%
5.7%
4.7%
10.9%
16.3%
6.6%
5.9%
6.2%
1.0%
6.5%
3.8%
6.3%
0.7%
2.6%
3.2%
1.5%

Commercial and Ag Portfolio

Public Administration & Other Services	6.9%
Other	5.0%
Ag - Other	4.7%
Ag - Cash Grain	16.3%
Ag - Beef	6.2%
Ag - Swine	0.7%
Ag - Dairy	6.3%
Constr - Other	3.2%
Constr - New Single Family	1.5%
Constr - Land Subdivision	2.6%
Manufacturing	3.8%
Retail Wholesale Trade	6.5%
Finance & Ins.	1.0%
RE - Other	5.9%
RE - Multi-Fam.	6.6%
RE - Owner Occupied	10.9%
RE - Non-Owner Occupied	5.7%
Health Care & Social Assist	1.6%
Hospitality - Other	1.3%
Hospitality - Hotels	3.3%

Of course, those skills must be backed by knowledge, expertise and integrity – no matter what our customers may face. We equip team members with the knowledge and tools to build long-term customer relationships. When customers need us, we'll be there – whether it's by phone, online or in person.

As economic storms continue, we see growing optimism in our communities. Given the volatility in the markets and uncertainty over broader economic fundamentals, consumers and business owners are understandably cautious – especially in our region, with the prudent nature of our people.

Still, our bankers see signs of growing optimism: A small business expands its facility and adds staff. A growing family confidently builds a new home. A bountiful harvest stimulates economic activity in the community. A couple enthusiastically prepares for retirement after decades of smart planning.

In nautical terms, we've navigated the rocky waters of the past year while maintaining our direction and sustaining our vessel. As hopeful signals accelerate – no matter what the pace – we add wind to our sails. We'll continue to be guided by the community-focused banking philosophy that generates value for our customers, employees, communities and shareholders.

This is my last letter to you as Chairman/President/CEO. I will retire on December 31, 2011, after serving this company for almost 43 years. It is a special place for me and my family. The relationships we have built with customers will last a lifetime. It has been my pleasure to get to know you, the shareholders. Thank you for your trust and confidence. This is the place where I learned the business of banking, then was given the opportunity to lead this great organization and play a small role in shaping the banking environment for our community and our country.

We restructured the balance sheet to reduce the interest rate risk exposure that consumed too many thrifts in the 1980s; we invested some of the profits to grow the physical market presence; we increased the number of people we serve; we grew the assets of the bank; we provided a challenging and rewarding place for people to work and live out their dreams for professional growth and accomplishment; and, at the same time, provided a safe investment for our shareholders. Thank you for the opportunity and may God bless each of you.

We appreciate your investment and the trust you place in HF Financial Corp.

Sincerely yours,

Curtis L. Hage
Chairman, President & Chief Executive Officer
HF Financial Corp.

A Community of Value

Shareholders are the backbone of the Home Federal community. As our community-focused banking philosophy generates momentum, we build long-term value for shareholders. Despite recent industry and economic pressures, Home Federal has a history of solid returns, earnings growth and sustainable performance.

Healthy communities attract viable businesses, appeal to new families and develop attractive amenities. They look for continuous growth and avoid shortcuts that may risk their vitality.

A similar philosophy guides HF Financial Corp. as it creates sustainable value for shareholders. Although the past 12 months had significant challenges for the banking industry, our track record of commitment to performance remains intact. Several key indicators reflect this commitment. Most importantly, we maintained our history of annual profitability since our company went public in 1992. During that time, our total returns have exceeded bank and thrift industry performance.

Our solid capital levels continue to exceed the regulatory required levels for a "well-capitalized" institution. At the end of fiscal 2011, total risk-based capital to risk weighted assets was 13.28%, Tier 1 capital to risk-weighted assets was 12.43%, and Tier 1 capital to total adjusted assets was 9.44%. Regulatory required levels are 10.00%, 6.00% and 5.00%, respectively.

We're also focused on consistent cash dividends to build shareholder value. At $0.1125 per share, the most recent dividend generates a current annualized yield of 5.25 percent at current market price on September 7, 2011. It marks 19 years of uninterrupted cash dividends for our company.

Equally significant is the transition of our balance sheet. Our previous thrift focus, with significant emphasis on certificates of deposit and consumer lending, has been converted to a commercial bank balance sheet, with a greater portion of deposits in transaction accounts and diversification into commercial and agricultural lending. This shift provides a better foundation for long-term growth and sustainable profitability.

When combined with the advantages of community-focused banking, grounded in trust, confidence and performance, these factors suggest a bright future for our organization – and our valued shareholders.

Total Returns Since 1992 (Price Change - %)


HFFC (+240.23%)
SNL US Bank and Thrift (+129.47%)

Above Average Dividend Yield (%)


HFFC
SNL US Bank and Thrift



Rich Westover

"We know Home Federal is behind us all the way."

– Rich Westover

In 1960, T&R Electric consisted of two men who drove around the tri-state area, picking up scrap.

The company is now the nation's largest supplier of remanufactured transformers. Now in their second generation of family ownership, T&R Electric relies on Home Federal to provide the financial tools they need to succeed.

"We wanted our company to grow," says Rich Westover, one of T&R Electric's owners. "Home Federal helped us take advantage of the opportunities we saw to expand our business."

T&R Electric can contact a Home Federal financial advisor at "a moment's notice," Rich says. Home Federal's community bank philosophy is ideal for this fast-paced business. "Unlike big investment banks," he says, "Home Federal allows me to get answers immediately. I don't have to wait."

Home Federal earned the company's trust through personal service from every level of the bank. Rich was impressed to see members of Home Federal's senior management team in attendance at T&R Electric's 50-year milestone celebration.

"Home Federal's personal investment in our company is incredible," he says. "We like working with Home Federal because they have the same philosophy that our business does – that the door is always open. That you're family."

"These values help our business grow," Rich says. "We're already financially strong. And with Home Federal's friendly staff and willingness to work with us, we know the sky's the limit."

A Community of Optimism

Despite broader economic turmoil, Home Federal is grounded in a regional community that's known for its resolve, work ethic and steadiness. It's an attractive area to grow businesses, build a quality workforce and raise a family.

As economic uncertainty continues to dominate national headlines, we see clear signs of optimism and growth in our communities every day.

We notice our bustling shopping areas on a Saturday afternoon. We marvel as farmers work through the night to bring home another solid crop. We observe the steady growth of the southern Twin Cities suburbs. And we're energized by the spirit of our young people as they further their education, join the workforce and put down roots in our region.

Recent economic studies and data continue to support this momentum. The South Dakota economy remains one of the healthiest in the nation. The July preliminary seasonally adjusted unemployment rate is 4.7%, the third lowest in the country. Other statewide measures – including regional economic indicators and projected household growth – remain favorable, and the region is known for its positive business climate.

The Sioux Falls greater metropolitan statistical area (MSA) is a catalyst for growth. In fact, the Sioux Falls MSA accounts for more than 80 percent of state growth. Several internationally-known brands have a corporate presence here, and the city is a destination for healthcare, retail and financial services. The greater Sioux Falls area has double-digit projected population growth over the next five years.

We also see opportunities in nearby thriving metropolitan markets that share many of these strengths. Our recent entry into the Twin Cities market extends our reach to create new customer relationships. Our new branch, Infinia Bank, is located in Bloomington, Minnesota, part of Hennepin County. This is the largest of Minnesota's 87 counties in budget, estimated market value and population. With more than 1.1 million residents, it supports almost a quarter of the state's population. Minneapolis, the county seat, is the largest of its 41 cities.

We're encouraged by the reception we've received from businesses and community members there.

Our communities are filled with opportunity, drive and growing confidence. The economic data supports it – and the spirit and determination of our people prove it.


Agricultural Business and Real Estate Lending (in millions)
$300
$250
$200
$150
$100
$50
$0
$117.6
$170.0
$237.0
$273.8
$252.1
2007
2008
2009
2010
2011


Commercial Business and Real Estate Lending (in millions)
$350
$300
$250
$200
$150
$100
$50
$0
$281.4
$310.4
$337.5
$332.5
$330.6
2007
2008
2009
2010
2011



Left to right: Josh Kraft, Melissa Dinger, Drew Fredrickson, Matthew Kraft, and Luke Kraft

"We look forward to a future with Home Federal."

– Luke Kraft

When you find a bank that works for your company, and with your company, there's no reason to look elsewhere.

For Truss Pro's, Inc., Home Federal has always been there. Founded in 1978 by three partners in Britton, SD, Truss Pro's has become the region's premier manufacturer of engineered wood products, roof and floor trusses, and hangers.

"With Home Federal, you're not just getting a bank. You're getting a partnership. We've always felt that way," says Luke Kraft, one of five owners. "It's easy to see success in the short run. But Home Federal weighs the risks and benefits of potential decisions to determine how they will affect us in the long run."

Luke appreciates that Home Federal offers more than just a one-size-fits-all approach. "From cash flow to loans, Home Federal has developed financial packages that give us the flexibility we need to run a successful business," Luke says. "They've tailored their approach to provide what's really going to work for us."

Truss Pro's supports Home Federal's expansion into the Twin Cities market with the opening of its Infinia Bank division. "Home Federal really understands this region and makes the right decisions for communities. I think people and businesses in that area will really respond well to that," Luke says.

"For us, it's been a great overall experience working with Home Federal," he says. "From products to people to service, I can't say enough. It's been excellent."

A Community of Advisors

Customers are drawn to Home Federal when they need guidance, support and reassurance. We strive to be trusted advisors at every step of a customer's journey.

In nearly any community, you can find help when you need it. For your financial matters, you need a community member who has the expertise to make sound, prudent and pertinent recommendations.

At Home Federal, we strive to become a trusted advisor to each customer. We're there when customers come to us with a life change, financial decision or everyday need. We also reach out when we identify an opportunity or risk that impacts a customer's financial future. In any situation, we're driven to find a comprehensive financial solution. In turn, we create sustainable value for shareholders.

Our tools, systems and programs are continually enhanced to support our trusted advisor philosophy. The new bank-wide Compass program provides in-depth training to elevate our customer service and enhance long-term relationship building. Coupled with a customer relationship management tool, we will be able to suggest next-best products and services based on customer behavior and needs while serving as a trusted partner in their financial planning process.

Home Federal's unique Encore! Program, focused on customers 50 years of age or better, serves a vital role in our markets – and its rapid growth and participation by thousands of customers demonstrates why it matters. The program addresses the common financial needs of this customer group with seminars, special services such as identity theft recovery service, and educational opportunities. Encore! members become a community through numerous outings, concerts, sports and travel events.

We're also encouraged by the growth of our retail and private banking services. Our retail household base realized a substantial increase during the past fiscal year. Our bundled Rewards Checking offering continues to expand its feature set to meet customer needs.

With the introduction of private banking, we've extended that reach to new customer segments in need of comprehensive banking and wealth management services, where our team can help form a seamless plan to meet short- and long-term financial goals.

When customers are drawn to a community of trusted financial advisors, Home Federal is there with knowledge, expertise and friendly service.


Total Certificates of Deposit
(in millions)
$500
$400
$300
$200
$100
$0
$363.4
$353.3
$422.3
$423.9
$365.3
2007
2008
2009
2010
2011


Money Market Accounts (in millions)
$250
$200
$150
$100
$50
$0
$212.5
$171.7
$145.2
$189.8
$197.6
2007
2008
2009
2010
2011


Noninterest Bearing Accounts
(in millions)
$150
$120
$90
$60
$30
$0
$86.7
$90.6
$94.1
$117.1
$132.4
2007
2008
2009
2010
2011



Dave and Anita Schnabel

"They're there when you need them, where you need them."

– Dave and Anita Schnabel

Dave and Anita Schnabel started banking with Home Federal decades ago. Today, they're still at the same bank – and are happier than ever.

The Schnabels are currently preparing for a trip to Napa Valley, thanks to the bank's Encore! Program, which they were referred to by their daughter. The program serves customers who are 50 or better, offering travel opportunities, educational and social events, and financial seminars.

"To us, the Encore! Program really sets Home Federal apart. We've been part of the program for three years. We get breaks on our checking and other financial services, and we really like the trips they line up for us. We try to take in as many as we can," says Anita.

The program served an important need when Anita accidentally left her purse at a local grocery store. Home Federal quickly assigned a personal recovery advocate who designed a customized recovery plan and provided post-recovery care for a year. "That kind of care and attention is just not something you find with other banks," says Anita.

They find it important to work with a community bank. "With bigger banks, it seems like you become more of a number than a person," says Dave. "At Home Federal, the people are always so friendly. You feel like you're being taken care of and they're always willing to help in whatever way you need."

With their busy work schedules, Dave and Anita appreciate the convenience Home Federal provides. Many branches are open seven days a week, allowing customers to take care of their banking needs at a time that's convenient for them.

"They're friendly, convenient and cooperative," says Anita. "We've always received good advice. So we'll be banking with Home Federal as long as it continues to be the bank that I know: investing in their community and upholding local values."

A Community of Growth

Infinia Bank Brings New Possibilities

Home Federal is bringing its community-focused philosophy to new territory.

Infinia Bank, a division of Home Federal Bank of South Dakota, opened for business in suburban Minneapolis on May 31, 2011. The bank is located near the vibrant intersection of I-494 and France Avenue.

The bank's initial focus includes business banking, private banking and investment services. It is staffed by a team of expert bankers who have decades of experience and deep ties to the community.

The Infinia Bank name was selected instead of Home Federal to avoid confusion with another financial institution in the Twin Cities market. "Infinia" symbolizes trust, innovation and infinite possibilities – qualities that will help build long-term customer relationships and generate shareholder value.


INFINIA
BANK

Our communities need to grow and thrive, and our approach to banking and serving customers is helping do just that. Home Federal sees a clear need for community-driven banking in our markets and in the Twin Cities, where we've established a new presence.

Many assume that community-driven banking cannot flourish in a metropolitan area. We think otherwise, and with the establishment of our Twin Cities branch, Infinia Bank, we're determined to change that mindset.

Rather than viewing a metropolitan area as a single entity, we see it as a series of individual communities, each having unique needs, distinct neighborhoods and varied challenges – with customers who need trusted advisors to help meet their financial needs and dreams.

In the Twin Cities region, we see clear opportunities: Build relationships. Go to where our customers are. Understand their business and personal needs. Deliver more products, services and capabilities than smaller banks. Be more responsive, personal and flexible than larger banks.

Our Infinia branch shares the same community banking philosophy as its counterparts at Home Federal Bank. We've hired a talented team with deep ties to the community and decades of experience in business banking, investments and private banking. Although our doors have only been open a few months at Infinia Bank, customers are already drawn to our local decision-making, customized approach, responsiveness and authenticity.

Growth isn't limited to new markets, of course. We actively seek new and expanded relationships throughout the Home Federal footprint. With stability and growth in households and deposits, we continue to build on our strengths and core philosophy.

In all of our markets, community-focused banking helps fuel growth for our customers, our organization and our shareholders.



Left to right: Steve Bianchi, Craig Siiro, and David Buhl.

"They don't just understand your business, they understand business."

– David Buhl

As a CPA and business consultant, Craig Siiro knows bankers.

So it's no surprise that when he and his business partner, David Buhl, wanted to purchase an industrial supplies company, they looked to Infinia Bank and its President Steve Bianchi to help them.

"Steve is a business person who just happens to work at a bank," says David. "Steve and his team were instrumental in helping us develop a strong understanding of what this business was and what it could be."

David and Craig appreciate that Infinia is not a check-the-box bank. Infinia's advisors have detailed conversations with customers to learn about their businesses, so they can provide the best insight and advice. "They pay personal attention to our issues," Craig says. "It makes you feel like you're an important customer."

Every issue – big or small – is treated with the same sense of urgency. "It feels like you are their number one priority," adds David. "Everyone we interact with is personally invested in our relationship."

As new owners of a company, Craig and David rely on Steve's understanding of real business issues. "Steve brings a straightforward approach," Craig says. "He does a great job of breaking down complex problems and tackling each of them individually, so that we arrive at the best overall solution."

As their business expands, Craig and David feel confident that Infinia Bank will be there to provide prudent advice and financial solutions. David adds, "I have confidence that no matter what type of opportunity we have, Infinia will have the flexibility, creativity and professionalism to help us tackle it."

A Community of Trust

Communities are built around trust. It's core to what we do, what we stand for and what we believe in.

Think of the people you trust: Family members. Friends. Doctors. Neighbors. Teachers.

Home Federal recognizes that trust is also central to a financial advisor relationship. Across our organization, trust is formed and nurtured at the employee, bank, community and shareholder levels.

Our mission, core values and vision aren't empty statements. Instead, they guide our individual and collective decisions, forming a cornerstone of customer trust and banker engagement. Central tenets include caring about customers and each other, delivering superior service, building long-term relationships and treating others with respect and integrity.

At the bank level, trust is central to our products, services and delivery. It's why we offer the convenience of extended-hours, seven-day-a-week banking at grocery stores and other retail locations in our major markets. It extends to our product bundling, online services, special programs and overall customer experience. It's also why we emphasize local decision-making, and listening and responding to the needs of each market.

Community involvement is another core value that revolves around trust. We're known as a bank that's established, involved, engaged and committed. Employees are encouraged to participate in causes and organizations that are most meaningful to them, and each bank supports various community events and programs. Examples include:

- A number of Home Federal bankers volunteered in a statewide program, Get Smart About Credit Day, sponsored by the American Bankers Association (ABA) Education Foundation. The bankers taught students how to budget, use credit cards responsibly and build a positive payment history.

- Home Federal established a special fund for the Missouri River Flood Relief through the American Red Cross. Home Federal Bank contributed to the relief efforts – both financially and through volunteer efforts from staff. The Pierre, Yankton and Dakota Dunes branches have been active in their communities in flood-fighting efforts.

- Jeff Scheel, Vice President/Market Manager for Home Federal Bank in Aberdeen, SD, was recognized as a business leader for Prairie Business Magazine's 40-Under-40 award.

- Home Loan Specialist Kim Hefner, Sioux Falls, was recently honored by the Home Builders Association of the Sioux Empire with the 2010 Presidential Award. She has been a part of this group for 26 years and has served on local, regional and national committees.

- For the third year in a row, Home Federal Bank employees hosted a Bowden Youth Center Holiday Event. Bowden Youth Center offers recreation, education and creative opportunities to all youth and serves as a drop-in center for runaway, homeless and/or youth at risk of becoming homeless in the Sioux Falls community.

Finally, we always consider shareholder trust in our decisions and actions. It's central to our core operating principles, drives our commitment to consistent earnings and dividend performance, and guides our long-term strategies.

Community-focused banking doesn't succeed without trust. Every day, we work to build, grow and preserve it.



Left to right: Tim Houska (Private Banking), Dr. Jeff Luther, Keith Robbennolt (Business Banking), and John Etrheim (Hometown Investment Services)

"I wouldn't be where I am today if it wasn't for Home Federal."

– Dr. Jeff Luther

Home Federal quickly earned trust – and additional business – from an entrepreneur.

In 2009, Dr. Jeff Luther wanted to expand Workforce Occupational Health and Medical Service, his independent clinic in Sioux Falls, SD. After he discovered the ideal property to lease, Home Federal's advisors took care of the rest.

"Although the health industry is solid, small business owners feel a lot of skepticism, doubt and concern because you're independent," Dr. Luther says. "To have a bank like Home Federal has been huge."

He quickly transferred his personal finances to Home Federal. Today he works with nearly all divisions of the bank – from business and private banking to the mortgage, investments and trust departments. "Making one phone call culminated into a whole financial change," he says. "It was a great experience and the transition was painless. They were totally helpful."

Dr. Luther also runs other small businesses including a cabinetry company and a small farm. With all of those moving parts, it's important to have a bank that communicates effectively. "Every time I called, someone answered and that was really important to me," he says.

"I have tremendous trust in this one bank," he adds. "With Home Federal, you get an incredible sense of stability. They give me this all-encompassing confidence that they'll take care of everything I need."

Dr. Luther looks forward to a long banking relationship with Home Federal. "Without them, I wouldn't know what to do," he says. "Home Federal is a huge benefit for my life."

Home Federal's Senior Leadership Team


Curtis L. Hage
Chairman, President & Chief Executive Officer, HF Financial Corp., and Chairman and Chief Executive Officer, Home Federal Bank


Darrel L. Posegate
Executive Vice President, HF Financial Corp., and President, Home Federal Bank


Brent R. Olthoff
Senior VP/Chief Financial Officer and Treasurer, HF Financial Corp., and Senior VP/Chief Financial Officer, Home Federal Bank


Pamela F. Russo
Corporate Secretary


Stephen M. Bianchi
Senior VP/President - Twin Cities


David A. Brown
Senior VP/Community Banking


Jon M. Gadberry
Senior VP/Wealth Management


Kevin G. Sanchez
VP/Human Resources


Becky N. Stritecky
VP/Compliance


Natalie A. Sundvold
Senior VP/Service and Support


Michael Westberg
Senior VP/Chief Credit Officer


Wendy A. Wills
VP/Corporate Strategy

Strategically located in the US Heartland



Fargo
North Dakota
Minnesota
South Dakota
Aberdeen
Minneapolis
St. Paul
Bloomington
Watertown
Marshall
Pierre
Brookings
Colman
Dell Rapids
Mitchell
Hartford
Crooks
Brandon
Sioux Falls
Parker
Harrisburg
Freeman
Lennox
Canton
Yankton
Dakota Dunes
Iowa
Nebraska
Des Moines
Omaha

Home Federal Bank has 34 branch offices in 20 communities.

Sioux Falls, our headquarters, is one of America's crossroads cities, located at the junction of two interstate highways, I-90 and I-29.

Vision is looking beyond what is, and seeing what could be.

Total number of common stock shares outstanding
June 30, 2011 = 6,974,272
June 30, 1992 = 1,510,000

Tangible book value
June 30, 2011 = $12.92
June 30, 1992 = $6.33

Total assets
June 30, 2011 = $1.19 billion
June 30, 1992 = $488 million

Total deposits
June 30, 2011 = $893 million
June 30, 1992 = $428 million

Number of branches
June 30, 2011 = 34
June 30, 1992 = 16

Number of full-time equivalent employees
June 30, 2011 = 341
June 30, 1992 = 226

The total $ in dividends that we have paid out to shareholders from the beginning (gross $) = $28,751,000.

The annual rate of return since Home Federal went public is 13%.

On December 31, 2011, Curt Hage will retire from his position as Chairman, President and CEO of HF Financial Corp. after 43 years of service. Curt's leadership and dedication have been cornerstones of the stability, growth and success Home Federal has achieved during that time.

In 1968, Curt began his career at Home Federal as a computer programmer. He became President and CEO in 1991 and was named Chairman in 1996. Curt received his MBA from the University of South Dakota and graduated from the Graduate School of Savings Institution Management at the University of Texas.

Curt was instrumental in the formation of our public company, HF Financial Corp. (NASDAQ: HFFC) in April 1992. Since then, the company has achieved steady and prudent financial performance. Total assets, total deposits and number of branches have more than doubled, and the annual rate of return since Home Federal went public is 13%.

With Curt's active roles on regional and national trade and banking associations – including America's Community Bankers, Federal Home Loan Bank of Des Moines, the Council of Federal Home Loan Banks, and the Thrift Industry Advisory Committee to the Federal Reserve Board – he brought forward a steady and vital community-banking voice to committees, regulators and government officials. In doing so, he has helped guide and influence the increasingly complex banking environment in South Dakota and across the U.S.

This fall, Curt will be inducted into the South Dakota Hall of Fame as an outstanding individual who has shaped the fabric and culture of South Dakota. It's a fitting and well-deserved honor.

More than that, we are grateful to Curt for his contributions to Home Federal Bank, its people and its communities.



Curtis L. Hage
Chairman, President & Chief Executive Officer,
HF Financial Corp.

Mission
To be the leading financial services provider to businesses and individuals in the communities we serve. Simply stated, we make financial dreams come true!

Vision
To totally focus on our customers and realize that they are the reason we are here.

To have empowered employees building long-term relationships by providing products and services that exceed our customers' expectations.

To be on the leading edge of change occurring in the financial services industry and to possess the needed technology to distribute products and services to our customers.

To seek every opportunity to solve our customers' needs by identifying and presenting the right products and services.

Core Values
To care about our customers and associates.

To deliver superior service to our customers.

To always treat our customers, and each other, with respect, honesty, integrity and fairness.

To be an integral part of the communities we serve.

Consolidated Statements of Financial Condition

June 30, 2011, 2010 and 2009
(Dollars in Thousands)

	2011	2010	2009
Assets			
Cash and cash equivalents	55,617	20,805	18,511
Securities available for sale (Note 2)	234,860	264,442	222,910
Federal Home Loan Bank stock (Note 7)	8,065	10,334	12,476
Loans held for sale (Note 3)	11,991	25,287	14,881
Loans and leases receivable (Note 3)	811,178	862,704	842,812
Accrued interest receivable	7,607	8,785	7,598
Office properties and equipment, net of accumulated depreciation (Note 5)	14,969	14,973	16,917
Foreclosed real estate and other properties	712	946	1,085
Cash value of life insurance	15,704	15,144	14,594
Servicing rights (Note 4)	12,952	12,733	11,768
Goodwill, net	4,366	4,366	4,951
Other assets (Note 10)	13,300	12,496	8,293
Total assets	1,191,321	1,253,015	1,176,796
Liabilities & Stockholders' Equity			
Liabilities			
Deposits (Note 6)	893,157	914,264	837,868
Advances from Federal Home Loan Bank and other borrowings (Note 7)	147,395	190,719	212,869
Subordinated debentures payable to trusts (Note 8)	27,837	27,837	27,837
Advances by borrowers for taxes and insurance	11,587	11,460	11,899
Accrued expenses and other liabilities (Note 14)	16,899	14,300	17,648
Total liabilities	1,096,875	1,158,580	1,108,121
Stockholders' Equity (Notes 11, 12 and 13)			
Preferred stock, $.01 par value, 500,000 shares authorized, none outstanding	----	----	----
Series A Junior Participating Preferred Stock, $1.00 stated value, 50,000 shares authorized, none outstanding	----	----	----
Common stock, $.01 par value, 10,000,000 shares authorized, 9,057,727 and 9,025,792 shares issued at June 30, 2011, and June 30, 2010, respectively	91	90	61
Common stock subscribed for but not issued	----	----	224
Additional paid-in capital	45,116	44,496	22,911
Retained earnings, substantially restricted	81,554	84,011	80,735
Accumulated other comprehensive (loss), net of related deferred tax effect (Note 17)	(1,418)	(3,265)	(4,359)
Less cost of treasury stock, 2,083,455 and 2,083,455 shares at June 30, 2011, and June 30, 2010, respectively	(30,897)	(30,897)	(30,897)
Total stockholders' equity	94,446	94,435	68,675
Total liabilities and stockholders' equity	1,191,321	1,253,015	1,176,796

(See notes to Consolidated Financial Statements in our Form 10-K)

Consolidated Statements of Income

Years Ended June 30, 2011, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

	2011	2010	2009
Interest, Dividend & Loan Fee Income			
Loans and leases receivable	48,557	49,658	49,460
Investment securities and interest-bearing deposits	5,854	7,696	11,228
	54,411	57,354	60,688
Interest Expense			
Deposits	9,572	12,303	15,679
Advances from Federal Home Loan Bank and other borrowings	7,505	8,378	9,680
	17,077	20,681	25,359
Net interest income	37,334	36,673	35,329
Provision for losses on loans and leases	8,616	2,950	1,679
Net interest income after provision for losses on loans and leases	28,718	33,723	33,650
Noninterest Income			
Fees on deposits	6,154	5,624	5,761
Loan servicing income	1,576	2,042	2,301
Gain on sale of loans, net	2,845	1,841	1,906
Earnings on cash value of life insurance	667	652	641
Trust income	666	820	676
Commission and insurance income	754	563	519
Gain on sale of securities, net	(3,602)	1,853	904
Total other-than-temporary impairment losses	(399)	(2,223)	(3,905)
Portion of loss recognized in other comprehensive income	(150)	(460)	3,500
Net impairment losses recognized in earnings	(549)	(2,683)	(405)
Other	363	302	299
	8,874	11,014	12,602
Noninterest Expense			
Compensation and employee benefits	21,823	20,710	20,942
Occupancy and equipment	4,602	4,479	3,981
FDIC insurance	1,473	1,321	1,376
Checks and data processing expense	2,855	2,750	2,577
Professional fees	2,356	1,798	1,800
Marketing and community investment	1,270	1,716	1,384
Foreclosed real estate and other properties, net	208	223	292
Goodwill impairment	----	585	----
Other	2,557	2,454	2,214
	37,144	36,036	34,566
Income before income taxes	448	8,701	11,686
Income tax expense (Note 10)	(231)	2,956	3,870
Net income	679	5,745	7,816
Preferred stock dividends and accretion	----	----	1,316
Net income available to common stockholders	679	5,745	6,500
Basic earning per common share (Note 13)	0.10	1.00	1.62
Diluted earning per common share (Note 13)	0.10	1.00	1.61
Dividend declared per common share	0.45	0.45	0.45

(See notes to Consolidated Financial Statements in our Form 10-K)

Selected Consolidated Financial and Other Data

Years Ended June 30, 2011, 2010 and 2009
(Dollars in Thousands, Except Per Share Data)

	2011	2010	2009
Selected Operations Data			
Interest and dividend income	54,411	57,354	60,688
Interest expense	17,077	20,681	25,359
Net interest income	37,334	36,673	35,329
Provision for losses on loans and leases	8,616	2,950	1,679
Net interest income after provision for losses on loans and leases	28,718	33,723	33,650
Noninterest income	8,874	11,014	12,602
Noninterest expense	(37,144)	(36,036)	(34,566)
Income before income taxes	448	8,701	11,686
Income taxes	(231)	2,956	3,870
Net income	679	5,745	7,816
Average Balances			
Assets	1,224,538	1,191,598	1,150,508
Interest-earning assets	1,141,357	1,113,956	1,083,054
Interest-bearing liabilities	990,848	980,705	955,184
Loans and leases receivable	867,346	860,882	829,486
Deposits	780,339	743,789	695,141
Stockholders' equity	94,561	84,270	80,334
Stockholders' equity to assets	7.72%	7.07%	6.98%
Per Common Share Data			
Basic earnings per common share	0.10	1.00	1.62
Diluted earnings per common share	0.10	1.00	1.61
Dividends declared per common share	0.45	0.45	0.45
Market value:			
High	11.24	13.00	16.30
Low	9.25	8.05	9.00
Close	10.94	9.75	11.82
Book value per share	13.54	13.60	17.06
Shares outstanding, end of period	6,974,272	6,942,337	4,025,982
Significant Ratios			
Interest rate spread (average)	3.05%	3.04%	2.95%
Net interest margin, TE (average) (1)	3.31	3.34	3.32
Return on average assets (2)	.06	0.48	0.68
Return on average equity (3)	.72	6.82	9.73
Operating efficiency ratio (4)	78.34	73.71	69.83
Total efficiency ratio (5)	80.38	75.57	72.12
Equity to total assets (end of period)	7.93	7.54	5.84
Dividend payout ratio (6)	450.00	45.00	27.78

(See notes to Consolidated Financial Statements in our Form 10-K)

(1) Net interest income divided by average interest-earning assets, expressed on a fully taxable equivalent basis.
(2) Ratio of income to average total assets.
(3) Ratio of income to average stockholders' equity.
(4) Total noninterest expense divided by the sum of net interest income plus total noninterest income excluding net interest expense on trust preferred securities and gain on sale of branches and gain on sale of land.
(5) Total noninterest expense divided by the sum of net interest income plus noninterest income.
(6) Dividends declared per common share divided by net income per share.

HF Financial Corp.

Board Of Directors
Curtis L. Hage
Chairman, President
and Chief Executive Officer

Charles T. Day
Chief Operating Officer
Face It Together, Inc.

Christine E. Hamilton
President and Chief Executive Officer,
Christiansen Land and Cattle, Ltd.

Robert L. Hanson
Chief Executive Officer,
Harold's Photo Centers

David J. Horazdovsky
President and Chief Executive Officer,
The Evangelical Lutheran Good Samaritan Society

Thomas L. Van Wyhe
District Manager,
Trane Company

Michael M. Vekich
Chair and Chief Executive Officer,
Vekich Associates

Corporate Officers
Curtis L. Hage
Chairman, President
and Chief Executive Officer

Darrel L. Posegate
Executive Vice President

Brent R. Olthoff
Senior VP/Chief Financial Officer
and Treasurer

Pamela F. Russo
Corporate Secretary

Independent Auditors
for Fiscal Year 2011
Eide Bailly, LLP
200 East 10th Street | Suite 500
Sioux Falls, South Dakota 57117

General Counsel
Briggs and Morgan, PA
2200 IDS Center
80 South 8th Street
Minneapolis, MN 55402-2112

Home Federal Bank

Executive Officers
Curtis L. Hage
Chairman and Chief Executive Officer

Darrel L. Posegate
President

Brent R. Olthoff
Senior VP/Chief Financial Officer
and Treasurer

Pamela F. Russo
Corporate Secretary

Senior Officers
Stephen M. Bianchi
Senior VP/President - Twin Cities

David A. Brown
Senior VP/Community Banking

Jon M. Gadberry
Senior VP/Wealth Management

Natalie A. Sundvold
Senior VP/Service and Support

Michael Westberg
Senior VP/Chief Credit Officer

Vice Presidents
Steven L. Block
Steven J. Carnes
Terry J. Cleberg
Cynthia A. Dawson
Larry D. Deiter
Rita M. Edwards
Scott E. Erkonen
Randall D. Fink
Bruce E. Hanson
Jeffrey L. Jarratt
Paul S. Jordahl
Thomas P. Kueter
Kristi R. Metzger
Mary F. Murray
Val F. Neuberger
Michael R. Pierce
Rick J. Rysavy
Kevin G. Sanchez
Jeffrey E. Scheel
Sandra J. Sieg
Randy P. Snyders
Becky N. Stritecky
Mark S. Swenson
Kirk L. Waugh
Gary A. Weckwerth
Judy A. Weidler
Kent F. Wigg
Wendy A. Wills
Randy T. Zdenek

Bank Board Of Directors
Curtis L. Hage
Chairman and Chief Executive Officer

James W. Abbott
President,
University of South Dakota

Curtis J. Bernard
Owner and Founder,
Bernard Properties

Mark R. Buche
President,
KLAS, LLC

Charles T. Day
Chief Operating Officer
Face It Together, Inc.

Christine E. Hamilton
President and Chief Executive Officer,
Christiansen Land and Cattle, Ltd.

Robert L. Hanson
Chief Executive Officer,
Harold's Photo Centers

David J. Horazdovsky
President and Chief Executive Officer,
The Evangelical Lutheran Good Samaritan Society

Thomas L. Van Wyhe
District Manager,
Trane Company

Michael M. Vekich
Chair and Chief Executive Officer,
Vekich Associates

Shareholder Information

Annual Meeting

Please see our proxy statement for details regarding our 2011 Annual Meeting of Shareholders.

Annual Report on Form 10-K

This Annual Report is intended to provide a concise overview of HF Financial Corp. and its business operations in 2011. It does not include, and is not intended as a substitute for, the information set forth in our Annual Report on Form 10-K for the fiscal year ended June 30, 2011 filed with the Securities and Exchange Commission (the "SEC"). A copy of HF Financial Corp.'s Annual Report on Form 10-K as filed with the SEC may be obtained without charge upon written request to Shareholder Relations, Attn: Corporate Secretary, HF Financial Corp., P.O. Box 5000, Sioux Falls, SD 57117-5000. HF Financial Corp. will furnish to any shareholder any exhibit to the Form 10-K upon the advance payment of HF Financial Corp.'s reasonable expenses in furnishing such exhibits. A copy of the Form 10-K and Summary Annual Report is also available via the Internet at the following website: www.HomeFederal.com, HF Financial Corp. - Investor Relations.

Selective Registered Market Participants

UBS Securities LLC
Sandler O'Neill & Partners
Knight Capital Americas, L.P.
Citadel Securities LLC
Citigroup Global Markets Inc.
Susquehanna Capital Group
Merrill Lynch, Pierce, Fenner
Credit Suisse Securities USA
Goldman, Sachs & Co.
Timber Hill Inc.

Dividends

For fiscal year 2011, HF Financial Corp. paid dividends totaling $0.45 per share. The Board of Directors intends to continue the payment of quarterly cash dividends, dependent on the results of operations and financial condition of HF Financial Corp., tax considerations, industry standards, economic conditions, general business practices and other factors the Board of Directors deems relevant. HF Financial Corp.'s ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, Home Federal Bank, which are subject to federal and state regulations; the terms of the agreements on subordinated debentures payable to trusts, should HF Financial Corp. elect to defer interest payments; and the terms of HF Financial Corp.'s line of credit with United Bankers' Bank.

Forward Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to, those described under Part I, Item 1—"Business," Part I, Item 1A—"Risk Factors," Part II, Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations" and Part II, Item 7A—"Quantitative and Qualitative Disclosures About Market Risk" in our Annual Report on Form 10-K for the year ended June 30, 2011. Forward-looking statements speak only as of the date they are made. Forward-looking statements are based upon management's then-current beliefs and assumptions, but management does not give any assurance that such beliefs and assumptions will prove to be correct. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this Summary Annual Report or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except to the extent required by federal securities laws. Based upon changing conditions, should any one or more of the above risks or uncertainties materialize, or should any of our underlying beliefs or assumptions prove incorrect, actual results may vary materially from those described in any forward-looking statement.

Stock Listing

Our common stock is listed on the Nasdaq Global Market under the symbol "HFFC." As of September 7, 2011, 6,973,973 shares of our common stock were issued and outstanding, held of record by approximately 449 stockholders. On September 7, 2011, the last reported sale price of our common stock was $8.57 per share. The table below sets forth the high and low sale prices per share of our common stock on the Nasdaq Global Market and the dividends paid per share of our common stock for the indicated periods.

	High	Low	Dividends
Fiscal 2011			
1st Quarter (Jul-Sep)	$10.97	$ 9.25	$0.1125
2nd Quarter (Oct-Dec)	$11.15	$10.00	$0.1125
3rd Quarter (Jan-Mar)	$11.20	$10.57	$0.1125
4th Quarter (Apr-Jun)	$11.24	$10.55	$0.1125
Fiscal 2010			
1st Quarter (Jul-Sep)	$13.00	$10.60	$0.1125
2nd Quarter (Oct-Dec)	$11.39	$ 8.05	$0.1125
3rd Quarter (Jan-Mar)	$10.45	$ 9.25	$0.1125
4th Quarter (Apr-Jun)	$11.73	$ 9.46	$0.1125
Fiscal 2009			
1st Quarter (Jul-Sep)	$16.30	$12.15	$0.1125
2nd Quarter (Oct-Dec)	$14.06	$ 9.00	$0.1125
3rd Quarter (Jan-Mar)	$13.50	$10.02	$0.1125
4th Quarter (Apr-Jun)	$13.37	$10.75	$0.1125

Corporate Headquarters
HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD 57104

Mailing Address
HF Financial Corp.
P.O. Box 5000
Sioux Falls, SD 57117-5000

Registrar and Transfer Agent
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252
1-888-213-0965
www.bnymellon.com/
shareowner/isd

Shareholder Relations Department
HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD 57104
1-605-333-7556

Adjusted Revenue

Non-GAAP Disclosure Reconciliation
Total Revenue to Adjusted Revenue

Years Ended June 30, 2011, and 2010
(Dollars in Thousands, unaudited)

	2011	2010
Net interest income	$37,334	$36,373
Noninterest income	8,874	11,014
Total revenue	46,208	47,687
Loss (gain) on sale of securities, net	3,602	(1,853)
Net impairment losses recognized in earnings	549	2,683
Adjusted revenue	$50,359	$48,517

(1) The impact of removing investment activity from the financial statements would reduce funding requirements.

HF Financial Corp.

Headquartered in Sioux Falls, S.D., HF Financial Corp. (HFFC), a unitary thrift holding company, was formed in November 1991 for the purpose of owning all of the outstanding stock of Home Federal Bank, its principal banking subsidiary. Home Federal Bank provides full-service consumer banking, business banking and wealth management, including an array of financial products and services, to meet the needs of its marketplace. Home Federal Bank has 34 branch offices in 20 communities throughout eastern South Dakota and Minnesota.

HF FINANCIAL CORP.